Exhibit 4(b)

CREAM MINERALS LTD.
Suite 1400 – 570 Granville Street
Vancouver, B.C.
CANADA,  V6C 3P1

February 25, 2005

CONFIDENTIAL

Casierra Development Fund Inc.,
and Casierra Diamond Corporation
915 – 409 Granville Street
Vancouver, British Columbia, Canada

Dear Sirs:

Re:  Diamond Exploration Licences EPL.1/94 and EPL.5/94

Further to our recent meeting, Cream Minerals Ltd. ("Cream") is prepared to option your Diamond Exploration Licences EPL.1/94 and EPL.5/94 (hereinafter collectively referred to as the “Property”) located 170 km and 250 km southeast of Freetown, Sierra Leone at approximate latitude 7oN and longitude 11o30'W as discussed below:

1.

Casierra Development Fund Inc. and Casierra Diamond Corporation (collectively, the "Optionor") warrants and represents to Cream (the "Optionee" or "Cream") that it is the legal and beneficial owner of 100% right, title and interest in and to the Property free and clear of all liens, charges and encumbrances, save and except for a 10% carried interest in EPL 5/94 held by a third party resident of Sierra Leone; that the Property has been properly recorded and is in good standing, and that this agreement has been duly authorized and executed by the Optionor and is valid and binding upon the Optionor.

2.

Cream shall have the exclusive right and option to earn up to a 70% undivided direct or indirect interest in the Optionor's interest in the Property by completing the following exploration expenditures and making the following share payments to the Optionor:

(a)

Cream will be vested with an undivided 51% of the Optionor's interest in the Property or the Company which owns the Property by issuing a total of 200,000 common shares of Cream Minerals Ltd., comprised of 100,000 shares on regulatory approval of this agreement and 100,000 common shares 12 months or sooner following the date of regulatory approval of this agreement and completing not less than US$500,000 in exploration funding for the Property within 12 months or sooner following the date of regulatory approval.

(b)

Cream may acquire an additional 19% undivided interest (for a total 70% of the Optionor's interest) by issuing an additional 300,000 common shares of Cream, within 24 months following the date of regulatory approval of this agreement and completing an additional U.S.$300,000 in exploration expenditures on the Property within 24 months following the date of regulatory approval.

(c)

So long as Cream is continuing to earn an interest in the Property or in the company which owns the Property, Cream shall have the sole responsibility for funding in a timely fashion any work required to maintain the licences comprising the Property in good standing; provided that Cream shall not be liable in any manner for a failure to provide such funding, and the Optionor shall make no claim against Cream if Cream should fail to make such funding available.

3.

If Cream ceases to provide additional funding after having earned a 51% interest, the Optionor may request that Cream advise whether it intends to exercise the option to increase its interest to 70% pursuant to section 2(b); and if Cream does not confirm to the Optionor within 30 working days of such request that Cream does intend to increase its interest, the Optionor shall then have the right to finance the work to production and shall dilute Cream by a formula in which the amount spent to that date on the Property by Cream shall be considered 100% of the Cream interest and Cream shall be diluted in interest according to the amount spent by the Optionor.  If for example the Cream interest has been earned to 51% then the funding of work by the Optionor in the amount of 50% of the total funding made by Cream shall reduce the Cream interest to 25.5%.

4.

Upon fulfilling the obligations set out in paragraph 2 above, Cream shall be vested with an undivided interest in the Property or in the Company which holds title to the Property but in any event this interest may be converted if Cream so elect into a direct interest in the Property at the time that a production lease is obtained for the property.

5.

During the currency of this Option Agreement, the Optionor shall be the Operator on the Property, but all operations shall be conducted in accordance with programs and budgets approved and supervised by Cream.  The Operator shall:

(a)

keep the claims clear of liens and any other charges arising from its operations and keep the Optionee indemnified in respect thereof,

(b)

provided that funds are made available by Cream, as set out in section 2(c), carry out and record work for assessment purposes and make all payments as required to maintain the Property in good standing,

(c)

carry out all operations on the Property in a good and workmanlike manner in accordance with all applicable laws and regulations and standard engineering, environmental and technical practices and shall be responsible for reclamation and its costs as outlined by various government regulations, and

(d)

permit Cream, or its representative duly authorized in writing, at its own risk and expense, access to the Property at all reasonable times.

6.

In the event Cream has acquired 70% of the Optionor's interest, a joint venture will be constituted between the parties and each party will contribute to further expenditures on the Property in accordance with its interest; provided that if the Optionor is unable to fund its share of joint venture expenditures Cream will advance funds on its behalf, such advances to be repaid, with interest at LIBOR plus 1%, out of 80% of the Optionor's share in the net proceeds of production from the Property prior to any other distribution to the Optionor.

7.

Cream shall have the right at any time and is hereby authorized to negotiate a joint venture agreement (the "JVA") with an arm's length  third party Senior Mining entity without consultation with or approval by the Optionor for the exploration and development of the Property and if the JVA allows the third party to acquire an interest in the Property or in future production profits, the respective ownership interests in the Property or future production profits from the Property of the Optionor and Cream will be reduced on a pro rata basis.  If the JVA is entered into before Cream shall have earned its 51% interest through the expenditures and share issuance indicated above, then Cream shall on or before the execution and delivery of the JVA exercise the Option to acquire an undivided 51% of the Optionor's interest in the Property by paying to the Optionor in cash the difference between U.S.$500,000 and the amount of exploration funding previously provided by Cream, together with the balance of the shares provided for under section 2(a).

8.

Cream and the Optionor acknowledge that Metamin Enterprises Inc. has the exclusive right to purchase all rough gemstones at a price equal to the greater of their market price or the price defined by the Sierra Leone Government Gold and Diamond Office valuation including but not limited to diamonds, produced from either of the licences and that this right is in the nature of a charge on the Property and will apply against all and any assignees and successors of Cream and the Optionor.

9.

If at any time the Optionor wishes to sell or assign its interest in the Property the Optionee, Cream, shall have a 60 day right of first purchase to acquire such interest provided that the Optionor shall not thereafter offer such interest to a third party on terms less favorable to the Optionor than those offered to Cream.

10.

Termination of the option by the Optionor will require 30 working days notice of default to Cream specifying the default and if Cream has not remedied the default or fails to take reasonable steps to remedy the default within such 10 day period the Optionor will be entitled to give notice of termination.

11.

This agreement shall be governed by and interpreted in accordance with the laws of the Province of British Columbia.

12.

This agreement is subject to approval of the TSX Venture Exchange, and Cream agrees to use all reasonable efforts to obtain such approval as soon as reasonably practicable.

13.

The failure or delay of either party to this Agreement to perform any obligation under this Agreement solely by reason of God, acts of civil or military authority, civil disturbance, war, strikes or other labour disputes or disturbances, fire, transportation contingencies, shortage of facilities, fuel, energy, labour or materials, or laws, regulations, acts or orders of any governmental agency or official, other catastrophes, or any other circumstance beyond its reasonable control (“Force Majeure”) will be deemed not to be a breach of this Agreement so long as the party so prevented from complying with this Agreement has not contributed to such Force Majeure, has used its best efforts to avoid such Force Majeure or to ameliorate its effects, and continues to take all actions within its power to comply as fully as possible with the terms of this Agreement.  In the event of any such Force Majeure, performance of the obligations will be deferred until the Force Majeure ceases.  This section will not apply to excuse a failure to make any payment when due.

To indicate your acceptance and agreement to the terms and conditions outlined herein please execute and return the enclosed copy of this letter.  It is understood and agreed that a more formal agreement may be entered into if so requested by either party in due course, but unless and until such formal agreement is executed this letter will constitute a binding agreement between us.

Yours truly,

CREAM MINERALS LTD.

“Frank A. Lang”

___________________________
F.A. Lang, President

Accepted and agreed to by:

CASIERRA DEVELOPMENT FUND INC.
this 25th day of February, 2005.

“Benjamin Ainsworth”

___________________________________
Benjamin Ainsworth, Director

Accepted and agreed to by:

CASIERRA DIAMOND CORPORATION
this 25th day of February, 2005.

“Michael P. Twyman”

____________________________________
Michael P. Twyman, Vice-President

“Benjamin Ainsworth”

____________________________________
Benjamin Ainsworth, Director